Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2024 Financial Results

Hong Kong, March 13, 2025 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months and the full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

●	Total revenues were US$26.0 million, representing an increase of 19.5% from US$21.7 million in the fourth quarter of 2023.

●	Gross profit was US$11.2 million, representing a decrease of 1.0% from US$11.3 million in the fourth quarter of 2023.

●	Loss from operations was US$1.7 million, compared to US$1.9 million in the fourth quarter of 2023.

●	Net loss was US$1.5 million, compared to US$1.8 million in the fourth quarter of 2023.

●	Adjusted net loss (non-GAAP) was US$3.1 million, compared to adjusted net income of US$1.1 million in the fourth quarter of 2023.

●	Adjusted EBITDA (non-GAAP) was negative US$2.3 million, compared to positive US$1.5 million in the fourth quarter of 2023.

Full Year 2024 Financial Highlights

●	Total revenues were US$91.6 million, representing an increase of 7.1% from US$85.6 million in 2023.

●	Gross profit was US$44.4 million, representing an increase of 5.7% from US$42.0 million in 2023.

●	Income from operations was US$4.4 million, compared to US$2.6 million in 2023.

●	Net income was US$4.6 million, compared to US$2.8 million in 2023.

●	Adjusted net income (non-GAAP) was US$4.5 million, compared to US$8.5 million in 2023.

●	Adjusted EBITDA (non-GAAP) was US$7.1 million, compared to US$9.8 million in 2023.

Fourth Quarter and Full Year 2024 Operational Highlights

●	In the fourth quarter of 2024, total data consumed through the Company’s platform was 42,577 terabytes (6,058 terabytes procured by the Company and 36,519 terabytes procured by our business partners), representing a decrease of 3.3% from 44,011 terabytes in the fourth quarter of 2023.

●	In the fourth quarter of 2024, average daily active terminals were 308,386 (15,354 owned by the Company and 293,032 owned by our business partners), representing a decrease of 2.5% from 316,207 in the fourth quarter of 2023. During the fourth quarter of 2024, 54.3% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 45.7% of daily active terminals were from uCloudlink 2.0 local data connectivity services.

●	In 2024, total data consumed through the Company’s platform was 172,912 terabytes (24,719 terabytes procured by the Company and 148,193 terabytes procured by our business partners), representing a decrease of 4.1% from 180,259 terabytes in 2023.

●	In 2024, average daily active terminals were 316,688 (16,739 owned by the Company and 299,949 owned by our business partners), representing an increase of 0.2% from 316,104 in 2023. In 2024, 57.4% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 42.6% of daily active terminals were from uCloudlink 2.0 local data connectivity services. Average daily data usage per terminal was 1.55 GB in December 2024.

●	As of December 31, 2024, the Company had served 2,818 business partners in 62 countries and regions. The Company had 185 patents with 165 approved and 20 pending approval, while the pool of SIM cards was from 391 MNOs globally as of December 31, 2024.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “We closed out the year with a solid performance as our expanding GlocalMe ecosystem continues to gain growth momentum. Total revenues in 2024 increased 7.1% year-over-year to US$91.6 million with net income of US$4.6 million and net cash inflow from operations of US$9.2 million, the latter representing a significant 41.2% increase from last year. Total revenues from mainland China surged 97.4% year-over-year, indicating that our uCloudlink 1.0 international data connectivity solutions are being more widely adopted by consumers and are strengthening our leading position in the roaming market.”

“The visibility and exposure of our GlocalMe Life and GlocalMe mobile/fixed broadband series of products are expanding rapidly as we continue to market them at major global expos and build out their retail presence through business partners and channels globally. We signed cooperation agreements during the fourth quarter to make these products widely available across airport retail locations in North America and are now actively negotiating to expand these partnerships across Europe soon. With additional products in these series already in development or set to launch imminently, we are working to replicate this process through other channels across North America and Europe to expand their exposure to a broader audience. Following successful small-scale commercial application of our soft cloud SIM technology with several leading manufacturers in the security camera, dashboard camera and other related sectors, the commercial application of our GlocalMe Internet of Things (“IoT”) solutions scaled up significantly during the quarter. GlocalMe IoT user numbers are growing rapidly and are expected to ramp up going forward, allowing us to demonstrate the strength and capabilities of our solutions to an even broader audience across the IoT sector. We also made breakthroughs in the deployment of artificial intelligence (“AI”) to enhance operational efficiency internally and improve the user experience of our solutions with AI-powered chat interfaces for travel assistance, ensuring seamless connectivity for users globally.”

“As we look ahead to 2025, we have several exciting developments for people, IoT and pets, that will further expand the global exposure and visibility of our comprehensive solutions, delivering better connections for daily life and unlocking new revenue streams. Building on the momentum we picked up after attending CES 2025 earlier this year, we recently showcased further innovations at MWC Barcelona 2025, including PetPhone, eSIM TRIO, CloudSIM Kit, and HyperConn® 5G mobile Wi-Fi hotspot with AI-driven Sky-to-Ground connectivity solutions, further strengthening the tailwinds behind our broader series of GlocalMe solutions. With these innovative solutions increasingly creating new revenue streams and scaling up our user base, I am confident we are on the right track to build an integrated and comprehensive global mobile data traffic sharing marketplace that will create long-term sustainable value for shareholders.”

Fourth Quarter 2024 Financial Results

Revenues

Total revenues were US$26.0 million, representing an increase of 19.5% from US$21.7 million in the same period of 2023.

●	Revenues from services were US$15.0 million, representing an increase of 0.6% from US$14.9 million in the same period of 2023. This increase was primarily attributable to the increase in revenues from PaaS and SaaS services.

●	Revenues from data connectivity services were US$11.7 million, representing a decrease of 0.9% from US$11.8 million in the same period of 2023. The decrease was primarily attributable to a decrease in revenues from international data connectivity services to US$9.6 million in the fourth quarter of 2024 from US$9.8 million in the same period of 2023, which was partially offset by an increase in revenues from local data connectivity services to US$2.1 million in the fourth quarter of 2024 from US$2.0 million in the same period of 2023.

●	Revenues from PaaS and SaaS services were US$3.0 million, representing an increase of 2.6% from US$2.9 million in the same period of 2023. This increase was primarily attributable to business partners increasingly utilizing PaaS and SaaS services to enhance operational efficiency.

●	Revenues from sales of products were US$11.0 million, representing an increase of 60.9% from US$6.8 million in the same period of 2023, primarily due to the increase in demand for data related products.

●	Geographic Distribution

During the fourth quarter of 2024, as a percentage of our total revenues, Japan contributed 53.6%, Mainland China contributed 20.0%, North America contributed 12.1%, and other countries and regions contributed the remaining 14.3%, compared to 43.1%, 16.5%, 24.3% and 16.1%, respectively, in the same period of 2023.

Cost of Revenues

Cost of revenues was US$14.8 million, representing an increase of 41.7% from US$10.4 million in the same period of 2023. This increase was in line with the increase in total revenues during the fourth quarter of 2024.

●	Cost of services was US$6.2 million, representing an increase of 4.2% from US$5.9 million in the same period of 2023.

●	Cost of products sold was US$8.6 million, representing an increase of 91.5% from US$4.5 million in the same period of 2023.

Gross Profit

Overall gross profit was US$11.2 million, compared to US$11.3 million in the same period of 2023. Overall gross margin was 43.0% in the fourth quarter of 2024, compared to 52.0% in the same period of 2023.

Gross profit on services was US$8.8 million, compared to US$9.0 million in the same period of 2023. Gross margin on services was 58.6% in the fourth quarter of 2024, compared to 60.1% in the same period of 2023.

Gross profit on sales of products was US$2.4 million, compared to US$2.3 million in the same period of 2023. Gross margin on sales of products was 21.7% in the fourth quarter of 2024, compared to 34.2% in the same period of 2023.

Operating Expenses

Total operating expenses were US$14.1 million, compared to US$12.1 million in the same period of 2023.

●	Research and development expenses were US$1.8 million, representing a decrease of 10.3% from US$2.0 million in the same period of 2023. This decrease was primarily due to a decrease of US$0.4 million in staff costs.

●	Sales and marketing expenses were US$6.2 million, representing an increase of 52.6% from US$4.1 million in the same period of 2023. This increase was primarily due to increases of US$1.5 million in promotional fees, US$0.3 million in service fees, and US$0.2 million in staff costs.

●	General and administrative expenses were US$6.1 million, representing an increase of 1.1% from US$6.0 million in the same period of 2023. This increase was primarily due to an increase of US$0.6 million in professional service fees, which was partially offset by decreases of US$0.3 million in staff costs and US$0.3 million in share-based compensation expenses.

Loss from Operations

Loss from operations was US$1.7 million, compared to US$1.9 million in the same period of 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$2.3 million, compared to positive US$1.5 million in the same period of 2023.

Net Interest Income

Net interest income was US$0.1 million, compared to US$0.01 million in the same period of 2023.

Net Loss

Net loss was US$1.5 million, compared to US$1.8 million in the same period of 2023.

Adjusted Net Loss/Income (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$3.1 million, compared to adjusted net income of US$1.1 million in the same period of 2023.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.04 in the fourth quarter of 2024, compared to US$0.05 in the same period of 2023.

Cash and Cash Equivalents

As of December 31, 2024, the Company had cash and cash equivalents of US$30.1 million, compared to US$27.7 million as of September 30, 2024. The increase was primarily attributable to proceeds of US$5.6 million from bank borrowings and net inflow of US$0.5 million from operations, which was partially offset by repayments of US$2.5 million in other borrowings and a payment of US$0.6 million for capital expenditures.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.6 million, compared to US$0.4 million in the same period of 2023.

Full Year 2024 Financial Results

Revenues

Total revenues were US$91.6 million, representing an increase of 7.1% from US$85.6 million in 2023.

●	Revenues from services were US$60.0 million, representing an increase of 2.4% from US$58.6 million in 2023. This increase was primarily attributable to the increases in revenues from data connectivity services and from PaaS and SaaS services.

●	Revenues from data connectivity services were US$47.6 million, representing an increase of 1.9% from US$46.7 million in 2023. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$39.5 million in 2024 from US$37.9 million in 2023, as the recovery of international travel continues, which was partially offset by a decrease in revenues from local data connectivity services to US$8.1 million in 2024 from US$8.8 million in 2023.

●	Revenues from PaaS and SaaS services were US$11.3 million, representing an increase of 8.3% from US$10.4 million in 2023. This increase was primarily attributable to business partners increasingly utilizing PaaS and SaaS services to enhance operational efficiency.

●	Revenues from sales of products were US$31.6 million, representing an increase of 17.1% from US$27.0 million in 2023, primarily attributable to an increase of US$6.3 million in sales of data related products, which was partially offset by a decrease of US$2.1 million in sales of terminals.

●	Geographic Distribution

During 2024, as a percentage of our total revenues, Japan contributed 47.4%, Mainland China contributed 24.0%, North America contributed 13.8%, and other countries and regions contributed the remaining 14.8%, compared to 43.4%, 13.0%, 28.1% and 15.5%, respectively, in 2023.

Cost of Revenues

Cost of revenues was US$47.2 million, representing an increase of 8.4% from US$43.6 million in 2023. This increase was primarily due to an increase in cost of products sold.

●	Cost of services was US$23.5 million, representing a decrease of 3.4% from US$24.3 million in 2023.

●	Cost of products sold was US$23.7 million, representing an increase of 23.2% from US$19.3 million in 2023, primarily due to product mix.

Gross Profit

Overall gross profit was US$44.4 million, compared to US$42.0 million in 2023. Overall gross margin was 48.4% in 2024, compared to 49.0% in 2023.

Gross profit on services was US$36.5 million, compared to US$34.3 million in 2023. Gross margin on services was 60.8% in 2024, compared to 58.5% in 2023.

Gross profit on sales of products was US$7.9 million, compared to US$7.7 million in 2023. Gross margin on sales of products was 24.9% in 2024, compared to 28.6% in 2023.

Operating Expenses

Total operating expenses were US$42.0 million, compared to US$37.9 million in 2023.

●	Research and development expenses were US$6.2 million, representing a decrease of 4.0% from US$6.5 million in 2023. This decrease was primarily due to a decrease of US$0.5 million in staff costs, which was partially offset by an increase of US$0.3 million in professional service fees.

●	Sales and marketing expenses were US$19.9 million, representing an increase of 39.3% from US$14.3 million in 2023. This increase was primarily due to increases of US$3.2 million in promotion fees, US$0.9 million in staff costs, US$0.8 million in operating lease payments, and US$0.7 million in service fees.

●	General and administrative expenses were US$15.9 million, representing a decrease of 6.8% from US$17.1 million in 2023. This decrease was primarily due to decreases of US$1.6 million in share-based compensation expenses and US$0.8 million in staff costs, which were partially offset by increases of US$0.9 million in professional service fees and US$0.6 million in provision for bad debts.

Income from Operations

Income from operations was US$4.4 million, compared to US$2.6 million in 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$7.1 million, compared to US$9.8 million in 2023.

Net Interest Income/Expenses

Net interest income was US$0.03 million, compared to net interest expenses of US$0.06 million in 2023.

Net Income

Net income was US$4.6 million, compared to US$2.8 million in 2023.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$4.5 million, compared to US$8.5 million in 2023.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.12 in 2024, compared to US$0.08 in 2023.

Capital Expenditures (“CAPEX”)

CAPEX was US$4.0 million, compared to US$2.1 million in 2023.

Business Outlook

For the first quarter of 2025, UCLOUDLINK expects total revenues to be between US$18.2 million and US$19.5 million, representing an increase of 0.6% to 7.7% compared to the same period of 2024. For 2025, UCLOUDLINK expects total revenues to be between US$95.0 million and US$130.0 million, representing an increase of 3.7% to 41.9% from 2024.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Thursday, March 13, 2025 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.” Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until March 20, 2025, by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	1521922

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	23,371	30,057
Accounts receivable, net	6,489	7,880
Inventories	2,183	1,312
Prepayments and other current assets	6,416	5,637
Other investments	7,613	8,703
Amounts due from related parties	2,945	1,971
Total current assets	49,017	55,560
Non-current assets
Prepayments	228	-
Long-term investments	1,956	2,011
Right-of-use assets, net	2,321	2,876
Property and equipment, net	2,433	4,025
Intangible assets, net	652	507
Total non-current assets	7,590	9,419
TOTAL ASSETS	56,607	64,979

LIABILITIES
Current liabilities
Short term borrowings	5,297	6,956
Accrued expenses and other liabilities	24,755	25,169
Accounts payable	5,314	7,445
Amounts due to related parties	1,250	49
Contract liabilities	1,425	709
Operating lease liabilities	1,082	1,853
Total current liabilities	39,123	42,181
Non-current liabilities
Operating lease liabilities	1,286	1,088
Other non-current liabilities	145	87
Total non-current liabilities	1,431	1,175
TOTAL LIABILITIES	40,554	43,356

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	240,137	241,378
Accumulated other comprehensive income	2,463	2,234
Accumulated losses	(226,566)	(222,008)
TOTAL SHAREHOLDERS’ EQUITY	16,053	21,623
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,607	64,979

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the year ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Revenues	21,730	25,960	85,576	91,635
Revenues from services	14,927	15,015	58,570	60,002
Sales of products	6,803	10,945	27,006	31,633
Cost of revenues	(10,438)	(14,786)	(43,611)	(47,274)
Cost of services	(5,963)	(6,216)	(24,318)	(23,503)
Cost of products sold	(4,475)	(8,570)	(19,293)	(23,771)
Gross profits	11,292	11,174	41,965	44,361
Research and development expenses	(1,999)	(1,794)	(6,456)	(6,198)
Sales and marketing expenses	(4,081)	(6,228)	(14,304)	(19,926)
General and administrative expenses	(5,993)	(6,057)	(17,118)	(15,947)
Other (expenses)/income, net	(1,077)	1,187	(1,500)	2,095
(Loss)/income from operations	(1,858)	(1,718)	2,587	4,385
Interest income	34	176	70	227
Interest expenses	(28)	(51)	(133)	(196)
(Loss)/income before income tax	(1,852)	(1,593)	2,524	4,416
Income tax expense	(3)	(2)	(70)	(68)
Share of profit in equity method investment, net of tax	24	93	357	210
Net (loss)/income	(1,831)	(1,502)	2,811	4,558
Attributable to:
Equity holders of the Company	(1,831)	(1,502)	2,811	4,558

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.00)	0.01	0.01
Diluted	(0.00)	(0.00)	0.01	0.01

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.05)	(0.04)	0.08	0.12
Diluted	(0.05)	(0.04)	0.08	0.12

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	374,485,700	377,971,590	371,726,318	376,344,425
Diluted	374,485,700	377,971,590	371,726,318	376,344,425

Net (loss)/income	(1,831)	(1,502)	2,811	4,558
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(524)	458	587	(229)
Total comprehensive (loss)/income	(2,355)	(1,044)	3,398	4,329

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Net cash (used in)/generated from operating activities	(1,313)	540	6,507	9,186
Net cash generated from/(used in) investing activities	1,271	(580)	(240)	(3,758)
Net cash generated from financing activities	2,903	3,061	2,509	1,732
Increase in cash and cash equivalents	2,861	3,021	8,776	7,160
Cash and cash equivalents at beginning of the period/year	20,256	27,678	14,921	23,371
Effect of exchange rates on cash and cash equivalents	254	(642)	(326)	(474)
Cash and cash equivalents at end of the period/year	23,371	30,057	23,371	30,057

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Reconciliation of Net (Loss)/Income to Adjusted Net Income/(Loss)
Net (loss)/income	(1,831)	(1,502)	2,811	4,558
Add: share-based compensation	460	222	3,314	1,241
fair value loss/(gain) in other investments	2,476	(1,730)	2,748	(1,091)
Less: share of profit in equity method investment, net of tax	(24)	(93)	(357)	(210)
Adjusted net income/(loss)	1,081	(3,103)	8,516	4,498

	For the three months ended		For the year ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(1,831)	(1,502)	2,811	4,558
Add:
Interest expense	28	51	133	196
Income tax expenses	3	2	70	68
Depreciation and amortization	371	724	1,121	2,328
EBITDA	(1,429)	(725)	4,135	7,150
Add: share-based compensation	460	222	3,314	1,241
fair value loss/(gain) in other investments	2,476	(1,730)	2,748	(1,091)
Less: share of profit in equity method investment, net of tax	(24)	(93)	(357)	(210)
Adjusted EBITDA	1,483	(2,326)	9,840	7,090